Exhibit 19.1
AMAZON.COM, INC.
INSIDER TRADING POLICY

Federal and state laws prohibit trading in securities by persons who have material information that is not generally known or available to the public.

Employees of the Company may not a) trade in stock or other securities while in possession of material nonpublic information or b) pass on material nonpublic information to others without express authorization by the Company or recommend to others that they trade in stock or other securities based on material nonpublic information.

The Company has adopted guidelines designed to implement this policy. All employees are expected to review and follow the Amazon.com Insider Trading Guidelines. Certain employees must comply with trading windows and/or preclearance requirements when they trade Amazon.com securities.

AMAZON.COM, INC.
INSIDER TRADING GUIDELINES

Please read these Insider Trading Guidelines carefully and make sure you understand them.
The Need for Guidelines
Federal and state laws prohibit buying, selling, or making other transfers of securities by persons who have material information that is not generally known or available to the public. This activity is generally known as “insider trading.” These laws also prohibit persons with material nonpublic information from disclosing this information to others who then trade, an activity generally known as “tipping.” As a result, the Amazon Insider Trading Policy contained in Amazon’s Code of Business Conduct and Ethics prohibits you from trading in the stock or other securities of any company, including Amazon, when you have material nonpublic information relevant to that company, and prohibits you from providing material nonpublic information to others without express authorization from Amazon or recommending to others that they trade in stock or other securities while you have material nonpublic information.
Covered Persons
These guidelines apply equally to employees (including short-term employees), outside directors, temporary workers, consultants, and independent contractors, and references to “employees” in these guidelines include all of the people listed above. These guidelines also apply to all persons in your household (family members who are financially dependent on you as well as anyone living in your home, whether or not related to you) and corporations, trusts, or other entities controlled or managed by you or others in your household. You are responsible for ensuring that you and others in your household do not violate federal or state securities laws, the Amazon Insider Trading Policy, or these guidelines.
Covered Transactions
“Trading” includes purchases, sales, and gifts of stocks, bonds, debentures, options, puts, calls, and other securities. Trading also includes transactions in Amazon securities contributed through your account in the Amazon 401(k) plan and sales of stock you acquire by exercising employee stock options or vesting in employee restricted stock units, as well as entering into or amending a Rule 10b5-1 trading plan to trade Amazon securities in the future. Trading includes both trades in the public market, such as the Nasdaq or other securities exchanges, and privately-arranged transactions. Making and changing “sell-all” or tax elections are also transactions covered by the Insider Trading Policy.
Covered Securities
The prohibition on insider trading is not limited to trading in Amazon securities. It includes trading in the securities of other companies, such as:
•Amazon’s customers, suppliers, strategic partners, or competitors;
•Companies in which Amazon has invested; and
•Firms with which Amazon may be negotiating a major transaction, such as an acquisition, investment, or sale.
Remember that even if the information is not material to Amazon, it may nevertheless be material to another company.
Additionally, the Amazon Insider Trading Policy applies to mutual funds, exchange traded funds, managed accounts, or other investment portfolios if: (1) you control the investment decisions on individual stocks within the fund or portfolio, or (2) Amazon securities represent a substantial portion of the assets of the fund or portfolio.

Tipping
You may not pass on material nonpublic information without express authorization by Amazon or recommend to others that they trade in stock or securities of any company (including Amazon) while you have material nonpublic information about such company. “Tipping,” which is the practice of disclosing material nonpublic information to others who then trade, violates securities laws and can result in the same civil and criminal penalties that apply to insider trading. These laws and penalties can apply even if you do not receive any money or derive any benefit from trades made by persons to whom you passed material nonpublic information.
Material Nonpublic Information
Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, or sell a security. Information that you could expect to affect the price of the security is likely material. Both positive and negative information can be material. Common examples of information that may be material include:
•Projections of future earnings or losses, changes in such projections, or other financial guidance.
•Actual earnings or losses.
•A significant pending or prospective joint venture, merger, acquisition, tender offer, or financing.
•A significant sale or purchase of assets.
•A significant new business or strategic relationship or a material change in, or the loss of, such a relationship.
•The gain or loss of, or material change in, a material contract, or the gain or loss of a material customer or supplier.
•The development or release of a major new device, service, or line of business.
•Changes in a previously announced schedule for the development or release of a major new product or service.
•Changes in senior management, other major personnel changes (including layoffs or reorganizations), or labor negotiations.
•A dividend, stock split, securities repurchase, or securities offering.
•Financial liquidity problems.
•Significant changes in pricing or discount policies.
•Assessments of a potentially significant data loss or other security breach.
•The development or implementation of significant strategic responses to competitors’ actions.
Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Usually, information can be considered available to the public when:
•It has been released to the public through appropriate channels, e.g., by means of a press release or a widely disseminated statement from a senior officer, and

•Enough time has elapsed to permit the investment market to absorb and evaluate the information.
Trading Windows
The Legal Department will from time to time identify persons who are allowed to trade Amazon securities only during the trading window. People subject to the trading window include members of the Board of Directors and officers of Amazon.com, Inc. (Level 10 and above) and those described in Attachment A to these guidelines. Prior to the opening of each trading window, the Legal Department will provide all employees with a description of those employees who are subject to the trading window.
Trading windows are pre-announced and generally begin on the second business day after each release of quarterly earnings and extend until the end of the third business day of the third month of each quarter. Even during this trading window period, you still may not trade if you have material nonpublic information about Amazon. Even if you are not subject to the trading window, you are encouraged to restrict your trading to the trading window periods.
Trading Preclearance
The Legal Department will from time to time identify persons who must contact the Legal Department to obtain prior approval for any transaction in Amazon securities. People subject to preclearance include members of the Board of Directors and officers of Amazon.com, Inc. (Level 10 and above) and those described in Attachment B to these guidelines. If you are subject to preclearance, the Legal Department will notify you of this fact. Although this preclearance requirement does not apply to a transaction that consists only of a stock option exercise, it does apply to sales of stock acquired upon the exercise of a stock option, including same-day sales and cashless exercises.
If you are precleared by the Legal Department, you may trade in the securities within a limited period of time after receiving permission, usually two to five trading days, as stated in the communication from the Legal Department preclearing you. Of course, if you acquire material nonpublic information concerning Amazon during that time, you may not effect the transaction even if you were precleared. If you do not complete the transaction for any reason within the prescribed period, you must obtain preclearance again before proceeding.
If the Legal Department advises you that you are not precleared, then you may not effect any trades in the securities under any circumstances, and you must not inform anyone within or outside of Amazon of the restriction. In addition, from time to time the Legal Department may advise you that no trading will be permitted until further notice. In that case you may not disclose such restriction to anyone within or outside Amazon.
Speculative Transactions, Hedging, and Derivative Securities
Members of the Board of Directors, officers who file transaction reports with the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934 (“Section 16 officers”), and persons employed at Level 11 or above, and persons in their households, may not engage in any speculative, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, or exchange fund) that primarily involves or references Amazon securities.
Other persons subject to these guidelines may not engage in any speculative, hedging or derivative security transaction involving or referencing Amazon securities, unless they preclear the transaction with the Legal Department. The Legal Department will generally consider approving such a transaction only if you confirm that:
•You are not in possession of material nonpublic information at the time you enter into the transaction,
•It is initiated during a trading window if you are restricted to trading only during the trading window,
•It is not a speculative transaction and involves a protective trade in puts, calls, or similar instruments on an existing investment in Amazon securities (unvested RSUs are not considered an existing investment),

•It expires or settles automatically at least six months after the date you enter into the transaction, with no discretion by any party as to the timing or manner of settlement, and
•The manner of settlement is established at the time the transaction is entered.
Any employee precleared to enter into such a transaction will be subject to both the trading window and preclearance until the transaction settles.
In addition, members of the Board of Directors, Section 16 officers, and persons employed at Level 11 or above, and persons in their households, may not purchase or hold Amazon securities on margin and may not pledge Amazon securities as collateral for a loan, unless the margin arrangement or pledge is precleared with the Legal Department.
Personal Responsibility; Assistance
You should remember that you bear the ultimate responsibility for adhering to these guidelines and avoiding improper trading. You must use your best judgment. If you violate these guidelines, we may take disciplinary action against you, including dismissal for cause. If you have any questions about the Insider Trading Policy or these guidelines, please contact the Amazon Legal Department by submitting a ticket.